Exhibit 17.1

Letter of Resignation

Committee of Representatives
Universal City Florida Holding Co. I
Universal City Florida Holding Co. II
1000 Universal Studios Plaza
Orlando, FL 32819-7610

Dear Members of the Committee of Representatives of Universal City Florida Holding Co. I ("Holding I") and Universal City Florida Holding Co. II ("Holding II"):

This is to inform you that, effective immediately, I hereby resign from my position as (1) a Blackstone Representative (as such term is defined in the Third Amended and Restated Agreement of General Partnership of Holding I, dated as of March 2, 2005, as may be amended from time to time) on the committee of representatives of Holding I, a Florida general partnership, (2) a Blackstone Representative (as such term is defined in the Third Amended and Restated Agreement of General Partnership of Holding II, dated as of March 2, 2005, as may be amended from time to time) on the committee of representatives of Holding II, a Florida general partnership, (3) a Blackstone Holding II Representative (as such term is defined in the Amended and Restated Agreement of Limited Partnership of Universal City Development Partners, Ltd, dated as of June 5, 2002, as may be amended from time to time) on the committee of representatives of Holding II, in Holding II's capacity as the manager and general partner of Universal City Development Partners, Ltd., a Florida limited partnership, and (4) as a director of UCDP Finance, Inc., a Florida corporation and wholly owned subsidiary of Universal City Development Partners, Ltd.

Dated:  July 1, 2011

Very truly yours, Michael Chae